Mail Stop 4561   November 21, 2008

Pin Pin Chau
Chief Executive Officer
Trident Bancshares, Inc.
4151 Ashford Dunwoody Road, Suite 660
Atlanta, Georgia 30319

          Re: Trident Bancshares, Inc.
                    Registration Statement on Form S-1/A
                    Filed November 7, 2008
                    File No. 333-153313

Dear Ms. Chau:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

Form S-1

General

1.   We note your response to our prior comment 1 and we reissue that comment.
        You state that some of the warrants are immediately exercisable. Please register
        the securities underlying these warrants or explain the basis for your
        determination that such registration is not required. If you determine registration
        is not required, please address why the offer of the immediately exercisable
        warrants is not a current offer of the underlying common stock.

Risk Factors, page 6

2.   We note your response to our prior comment 9 and we reissue that comment in
        part. Please include a risk factor discussing the fact that investors cannot revoke
        their subscriptions at any time during the offering period.

Facilities, page 27

3.   We note your response to our prior comment 11 and we reissue that comment.
        On page F-11, you state that you are currently negotiating the lease for the main
        office location. Please revise your disclosure on page 27 to clarify that the
        company is in the process of negotiating the lease.

Financial Statements

4.   Please update the financial statements as required by Rule 3-12 of Regulation
        S-X. Please also revise Note 1 to the financial statements to update the minimum
        number of shares the organizers and proposed directors plan to purchase.

                        *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness
        as a defense in any proceeding initiated by the Commission or any person under
        the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3469 with any questions.

Sincerely,

Justin Dobbie
Staff Attorney

cc: By fax (404) 962-6300
        Michael P. Marshall, Jr., Esq.
        Miller & Martin PLLC